news release

Zi Corporation's eZiText® Picked for World's Smallest
3G Mobile Handset

ZTE Corporation of China Chooses eZiText Predictive Text Solution for its Revolutionary
F808 Mobile Handset

3GSM Congress, Cannes, France and Calgary, AB, Canada February 11, 2005 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, announced today that its eZiText® predictive text solution is now shipping on the F808 - the world's smallest 3G handset - from ZTE Corporation, China's largest supplier of telecommunications infrastructure.

The F808 has taken the mobile telecommunications market by storm ever since it was unveiled recently at Expocomm in China. Weighing in at only 104 grams and measuring just 88.5mm x 44.6mm x 22.5mm, the F808 includes Zi's user--friendly eZiText; as well as, multimedia messaging and rotatable 300,000 pixel camera among its many features.

"As the leading suppliers of text input solutions to China and the surrounding Asian market, we are absolutely delighted that ZTE has chosen eZiText for this flagship world-leading handset," said Glen Morgan, senior vice president of global sales and marketing for Zi Corporation. "Our intuitive and easy-to-use text input solution supports not only the current market demand for text messaging but also the future revenue--generating 3G services that operators will bring to their customers."

"ZTE is proud of its position in the forefront of all mobile technologies and the development of the F808 shows our expertise stretches from network infrastructure to handsets," said ZTE senior vice president He Shiyou. "We are confident that our users will find the F808 texting solution with eZiText easy to use in their every day communication."

Zi will be at the 3GSM World Congress, February 14-17 in Cannes, France. For media interviews or tours at 3GSM please contact Brian Dolby with GBCS PR on 07813 833464 or email brian@gbcspr.com.

About eZiText
Zi's user--friendly text input system, eZiText, enables consumer electronic manufacturers and telecom carriers to provide end users with a richer, more personalized text input experience. eZiText provides fast, efficient and intuitive text entry through truly predictive one--touch entry and word completion, and is coupled with the ability to learn from a user's usage patterns and behaviours. eZiText is currently available in and supports over 40 language databases.

About Zi Corporation
Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. Zi provides manufacturers and operators with a full range of intuitive and easy-to-use input solutions; including eZiText for one-touch predictive text entry, eZiTap for intelligent multi-tap entry and Decuma for natural handwriting recognition. The solutions dramatically improve the usability of mobile phones, PDAs, gaming devices and set--top boxes and the applications on them; including, SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward--looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward--looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward--looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's principal shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

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Zi, eZiTap and eZiText are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

GBCS PR
Brian Dolby / Bethany Caldwell (technology media)
+44 (0) 115 950 8399
brian@gbcspr.com / bethany@gbcspr.com

Allen & Caron Inc
Jill Bertotti (investors)
jill@allencaron.com
Len Hall (business media)
len@allencaron.com
(949) 474--4300